Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Inessa Kessman and Robert Littlepage

Re:	SharpLink Gaming Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 000-28950

Dear Ms. Kessman and Mr. Littlepage:

On behalf of our client, SharpLink Gaming Ltd., an Israeli-based company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Form 10-K for the Fiscal Year ended December 31, 2022 filed on April 5, 2023 (the “10-K”) contained in the Staff’s letter dated June 28, 2023 (the “Comment Letter”).

The Company has filed an amendment No. 1 on Form 10-K (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations., page 40

1.	Please emphasize your going concern status in the forefront of your MD&A and in Liquidity and Capital Resources discussion.

Response: As requested, the Company has modified Item 7. MD&A to (i) include a subheading on page 4 for the substantial doubt to continue as a going concern and the need for additional capital, and (ii) modified the Liquidity and Capital Resources section on page 12 to include disclosure regarding the Company’s need for additional capital and substantial doubt to continue as a going concern.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission July 14, 2023 Page 2

General

2.	We note that on December 22, 2022 you acquired SportsHub. It appears that SportsHub assets were over 200% of your assets prior to the acquisition. Tell us how you considered Rules 8-04 and 8-05 of Regulation S-X in regard to filing the financial statements and pro forma information for the SportsHub acquisition.

Response: The acquisition of SportsHub occurred while the Company was still a foreign private issuer. The Company furnished a Form 6-K with the SEC on November 8, 2022, which included Exhibit 99.2 Notice of and Proxy Statement for SharpLink Gaming Ltd. Extraordinary General Meeting of Shareholders to be held on December 14, 2022. Exhibit 99.2 encompasses (i) the unaudited financial statements of SportsHub Games Network, Inc. and Subsidiaries for the six months ended June 30, 2022 and 2021, as Annex C, (ii) the audited financial statements of SportsHub Games Network, Inc. and Subsidiaries for the years ended December 31, 2021 2020, as Annex D, and (iii) the pro forma information from page 101 to page 112. As such, we believe the Company has addressed Rules 8-04 and 8-05 of Regulation S-X and is in compliance with the regulations.

However, in order to make it more convenient for the investors and shareholders to locate and access the financial statements of SportsHub Games Network, Inc. and Subsidiaries, we have included the financial statements in the Amendment beginning on page F-52.

Please do not hesitate to contact Tahra Wright at 212-407-4122 or Sherry Li at 212-407-4939 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Very truly yours,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Robert DeLucia, CFO, SharpLink Gaming Ltd.